Exhibit 99.2

Bright Scholar Education Holdings Limited

(Incorporated in the Cayman Islands with limited liability)

(NYSE: BEDU)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on August 22, 2022

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Bright Scholar Education Holdings Limited (the “Company”) will be held at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on August 22, 2022 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

To consider and, if thought fit, pass the following ordinary resolutions to ratify the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2022.

The Company’s board of directors (the “Board”) previously, on July 18, 2022, appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2022. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board considers it desirable that the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP be ratified by shareholders.

The Board has provided the following resolution for approval by the Company’s shareholders:

“RESOLVED THAT, Deloitte Touche Tohmatsu Certified Public Accountants LLP be, and hereby is, ratified as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2022.”

The Board has fixed the close of business on July 25, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. The Board recommends the shareholders to vote FOR the resolutions.

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of the matters requiring shareholders’ vote at the AGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes. Shares underlying the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents one Class A ordinary share.

Voting by Holders of Ordinary Shares

Holders of record of the Company’s Class A and Class B ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof and are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form not less than 48 hours before the time appointed for the AGM to ensure your representation at such meeting. Please refer to the proxy form, which is attached to and made a part of this notice.

Voting by Holders of ADSs

Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares must act through The Bank of New York Mellon, the depositary of the Company’s ADS program (the “Depositary”), by submitting a Voting Instruction Card to the Depositary. We have instructed the Depositary to disseminate to all ADS holders a Voting Instruction Card and a Notice of Meeting providing to ADS holders information contained in this notice of AGM and a statement and instructions as to voting by ADS holders. If you wish to have the Depositary vote the Class A ordinary shares represented by your ADSs, please execute and timely forward the Voting Instruction Card sent to you by the Depositary in accordance with the instructions provided by the Depositary. A postage-paid return envelope may be provided to you for this purpose. The Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM. The Voting Instruction Card must be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (New York Time), August 18, 2022. Only the holders as of the close of business on July 25, 2022 will be entitled to execute the Voting Instruction Card.

The Company’s annual report can be accessed on the Company’s website at http://ir.brightscholar.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting GCM Strategic Communications, email: BEDU.IR@gcm.international.

By Order of the Board of Directors,

/s/ Huiyan Yang
Huiyan Yang
Chairperson

Foshan, July 20, 2022